Exhibit 99.1

19 April 2018

National Grid plc (‘National Grid’)

Board Appointment

National Grid is pleased to announce the appointment of Amanda Mesler as a Non-executive Director of the Board with effect from 17 May 2018. On appointment Amanda will join the Audit, Finance and Nominations Committees of National Grid plc.

Amanda has over 25 years of extensive international leadership and general management experience at CEO and board level. Currently, Amanda is General Manager at Microsoft, where she recently managed the Enterprise Business in Central and Eastern Europe across thirty three countries. Amanda will be stepping down from this role in June 2018. Previously, Amanda held roles as the Chief Operating Officer of Misys, a private equity backed financial services software company with operations in over 120 countries and on the Executive Committee of Logica plc, as the global leader of the business consulting practice. In addition to her numerous leadership roles within business services, Amanda also spent nine years with KPMG Consulting and BearingPoint before moving to Electronic Data Services where she led a $1 billion global practice. As well as executive roles, Amanda spent several years on the Board of Pace PLC, a FTSE 250 provider of technology solutions to the PayTV and Broadband industries where she served on the Audit and Risk, Remuneration, and Nominations Committees. Through this Amanda was able to gain significant experience of UK Corporate Governance. Amanda is also currently appointed as a Non-executive Director of Ensygnia Limited, a UK based technology company. Amanda has recently been granted Leave to Remain, in the UK, as an Exceptional Talent in Digital Technology granted through UK tech city and the Home Office due to her experience and background in technology.

Sir Peter Gershon, Chairman of National Grid, said:

“The Board is delighted to appoint Amanda Mesler as an independent Non-executive Director. Amanda brings a wealth of experience in different sectors to National Grid’s Board in particular in the area of the application of technology.

Amanda’s appointment is part of our ongoing commitment to build and maintain an effective Board which is high quality in terms of expertise, diversity and background. As a result, shareholders will continue to benefit from strong governance and stewardship.”

In accordance with the Listing Rules, there are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority.

CONTACTS

National Grid:

Investors:

Aarti Singhal	+44 (0) 207 004 3170

Media

Gemma Stokes	+44 (0)1926 65527